December 30, 2024

BY EDGAR

Division of Corporation Finance
Office of Trade & Services
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4631
Attn:	Blaise Rhodes Rufus Decker

Re:	FTAI Aviation Ltd. Form 10-K for Fiscal Year Ended December 31, 2023 Response dated November 27, 2024 File No. 001-37386

Dear Messrs. Rhodes and Decker:

FTAI Aviation Ltd. (the “Company”) confirms that it has received the letter dated December 13, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission with respect to the above-referenced Form 10-K and the Company's response letter dated November 27, 2024. The Company respectfully requests an extension and expects to respond to the comments in the Comment Letter on or before January 3, 2025.

Please contact me if the Staff has any questions or requires additional information.

Very truly yours,

/s/ Eun (Angela) Nam

cc:	BoHee Yoon, FTAI Aviation Ltd. Michael J. Schwartz, Skadden, Arps, Slate, Meagher & Flom LLP